Ecopetrol S.A. announces full redemption of its Notes due 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, continuing with its comprehensive debt management strategy, it will redeem the outstanding balance of its 5.375% notes maturing in June 2026 (CUSIP: 279158 AL3 / ISIN: US279158AL39) (the “2026 Notes”), which were issued in 2015. The outstanding balance of the 2026 Notes is USD 447,168,000.

The expected redemption date of the 2026 Notes is November 21, 2024. The redemption price is expected to be approximately USD 1,010.31 per USD 1,000.00 principal amount outstanding (preliminarily calculated at USD 451,778,154.18 for 100% of the 2026 Notes outstanding), plus accrued and unpaid interest up to the redemption date equivalent to USD 21.35 per USD 1,000 principal amount outstanding (estimated at USD 9,547,347.33 for 100% of the 2026 Notes outstanding), which would amount to USD 1,031.66 per USD 1,000 principal amount outstanding (approximately USD 461,325,501.51 for 100% of the 2026 Notes outstanding). The final redemption price is expected to be calculated on November 18, 2024.

The redemption of the 2026 Notes is in line with the Company’s financial plan and confirms Ecopetrol’s commitment to proactively manage its debt maturing in 2026.

For more information, please refer to this link.

Bogota D.C., October 28, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co